EXHIBIT 3.1 (f)

     The first paragraph of Article 5 of the corporation's Articles of Incorporation is amended to read as follows:

     "5. The aggregate number of shares which the corporation shall have authority to issue is:

          Two Hundred Million (200,000,000) shares of Class A Common Stock par value $1.00 per share, Two Billion Five Hundred Million (2,500,000,000) shares of Class A Special Common Stock, par value $1.00 per share, Fifty Million (50,000,000) shares of Class B Common Stock, par value $1.00 per share, and Twenty Million (20,000,000) shares of Preferred Stock, which the Board of Directors may issue on one or more series, without par value, with full, limited, multiple, fractional, or no voting rights, with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights as shall be fixed"

     The remainder of Article 5 of the corporation's Article of Incorporation shall remain in full force and effect.